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5-10-2004 SECURI 04018184 MISSION CM 5/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY/1/2004 (MM/DD/YY) AND ENDING DECEMBER/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. MARKS & COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WEST ROAD, SUITE 214
(No. and Street)

TOWSON (City) MD. (State) 21204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE A. PROFIT 301 650-0059
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATEL, SMITA K.
(Name – *if individual, state last, first, middle name*)

5951 CECIL WAY (Address) ELDERSBURG (City) MD (State) 21784 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC RECEIVED APR 27 2004

PROCESSED MAY 12 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EUGENE A. PROFIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. S. MARKS & COMPANY, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WANDA WILMORE
Notary Public
Montgomery Co., MD
My Comm. Exps. Jan. 11, 2005

[signature]
Signature

PRESIDENT
Title

[signature: Wanda Wilmore]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smita K. Patel
Certified Public Accountant
5951 Cecil Way
Eldersburg, MD 21784
Ph: 410-790-4808
Fax: 410-781-6055
Email: SmileCPA@adelphia.com

April 23, 2004

Mr. Eugene A. Profit
E.S. MARKS & COMPANY, INC.
8720 Georgia Avenue
Suite 808
Silver Spring, MD 20910

Dear Mr. Profit:

Enclosed is the reconciliation of audited ownership equity for year ended December 31, 2003. The year-end adjustments included depreciation expense and provision for future income tax benefit.

Sincerely yours,

Smita K. Patel, CPA

E. S. Marks & Co.
Reconciliation of ownership equity
12/31/03

Unadjusted equity ownership 12/31/03	33,592
Depreciation expense	(446)
Provision for income tax benefit	19,695
Audited ownership equity 12/31/03	52,841